                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



      [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED,
               EFFECTIVE OCTOBER 7, 1996]

                   For the fiscal year ended December 31, 2001

                                       OR

      [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                          Commission File No. 001-12482

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              GLIMCHER REALTY TRUST
                              20 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215







                            EXHIBIT INDEX ON PAGE 13

                              REQUIRED INFORMATION




The following financial statements and schedules for the Glimcher Realty Trust Retirement Savings Plan are being filed herewith:

DESCRIPTION                                                                                                        PAGE
-----------                                                                                                        ----
Report of Independent Accountants..........................................................................          5

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000...........................          6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000            7

Notes to Financial Statements..............................................................................          8

Schedule of Assets Held for Investment Purposes as of December 31, 2001....................................         11

Schedule of Reportable Transactions for the year ended December 31, 2001....................................        12

The following exhibit is being filed herewith:

  EXHIBIT NO.      DESCRIPTION
  -----------      -----------
       23          Consent of Independent Accountants........................................................       14


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 28th day of June 2002.


                                      GLIMCHER REALTY TRUST RETIREMENT
                                         SAVINGS PLAN



                                      By: /s/ William G. Cornely
                                          --------------------------
                                          William G. Cornely
                                          Executive Vice President, Chief
                                          Operating Officer, Chief Financial
                                          Officer, Treasurer and Trustee

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                        INDEX OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                                                                                                                    PAGE
                                                                                                                    ----
Report of Independent Accountants..........................................................................           5

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000............................          6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2001 and 2000             7

Notes to Financial Statements..............................................................................           8

SUPPLEMENTAL SCHEDULES

Item 27a - Part I - Schedule of Assets Held for Investment Purposes as of December 31, 2001.................         11

Item 27d - Schedule of Reportable Transactions for the year ended December 31, 2001.........................         12



                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator of Glimcher Realty Trust Retirement Savings Plan

         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Glimcher Realty Trust Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PricewaterhouseCoopers LLP

Columbus, Ohio
June 27, 2002

                 GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000


                                                     2001                2000
                                                     ----                ----
Assets:
Cash and cash equivalents ..............          $       54          $    2,675
Investments ............................           3,726,585           2,979,018
                                                  ----------          ----------
                                                   3,726,639           2,981,693
Receivables:
   Employer contribution ...............              58,761              54,861
   Participant loans ...................              66,801              65,757
   Interest and dividends ..............              29,632              21,875
                                                  ----------          ----------
      Total receivables ................             155,194             142,493
                                                  ----------          ----------

      Net assets available for
         benefits.......................          $3,881,833          $3,124,186
                                                  ==========          ==========


   The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                          2001                 2000
                                                                          ----                 ----
Additions to net assets attributed to:
   Contributions:
     Employer ..............................................          $   267,058           $   248,086
     Participants ..........................................              935,939               909,497
                                                                      -----------           -----------
                                                                        1,202,997             1,157,583
                                                                      -----------           -----------
Investment income:
     Interest ..............................................                5,613                 4,963
     Dividends .............................................              107,311                72,764
     Net appreciation (depreciation) in fair value
       of investments.......................................               70,408              (254,439)
                                                                      -----------           -----------

                                                                          183,332              (176,712)
                                                                      -----------           -----------

        Total additions ....................................            1,386,329               980,871
                                                                      -----------           -----------

Deductions from net assets attributed to:
   Withdrawals by participants .............................              574,350               349,032
   Administration fee ......................................               26,719                24,359
   Forfeitures .............................................               27,613                19,882
                                                                      -----------           -----------

        Total deductions ...................................              628,682               393,273
                                                                      -----------           -----------


        Net increase .......................................              757,647               587,598

Net assets available for benefits:
   Beginning of year .......................................            3,124,186             2,536,588
                                                                      -----------           -----------

   End of year .............................................          $ 3,881,833           $ 3,124,186
                                                                      ===========           ===========




    The accompanying notes are an integral part of these financial statements

                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION

         The Glimcher Realty Trust Retirement Savings Plan (the "Plan") was adopted by Glimcher Realty Trust (the "Company") effective January 1, 1996, to provide an opportunity for employees to increase their savings and provide additional income upon retirement.

         The Plan is a defined contribution plan. Employees may contribute up to 15.0% of their compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service ("IRS"). The allocation of contributions to one or more of the investment funds is designated by each participant. Employer matching contributions are made at the rate of 50.0% of the first 4.0% of the pretax employee contributions to the funds. Employees vest in employer contributions after the following years of service: 1 - 10.0%, 2 - 30.0%, 3 - 50.0%, 4 - 70.0% and 5 - 100.0%. Nonvested employer contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. Forfeited amounts aggregated $49,212 and $27,613 at December 31, 2001 and 2000, respectively. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan has adopted a loan provision to assist participants in raising funds to meet certain financial needs. All loans will be limited to 50.0% of the participant's vested account balance, provided such loan does not exceed $50,000. The Plan also includes a minimum loan amount of $1,000. No participant may have more than one loan outstanding at one time. At December 31, 2001, participant loans bear interest at rates ranging from 6.50 % to 10.50 % and have maturity dates ranging from August 2002 through September 2006.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

         Participants are given the opportunity on a daily basis to change the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

         A participant's account is allocated a portion of earnings and appreciation or depreciation in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to participants. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

         Through December 31, 2001, the employer matching contributions could only be invested in Company common shares of beneficial interest (the "Shares"). Effective January 1, 2002, the employer matching contribution will be made in cash.

         Through December 19, 2001, the Company engaged the firm of Salomon Smith Barney to be the Plan's investment advisor, Manulife Financial Services to be the Plan's broker and Dean, Von Schoeler, McBride to be the Plan's third party administrator. Effective December 19, 2001, Merrill Lynch replaced Salomon Smith Barney as the Plan's investment advisor. The Company continues to be the Plan sponsor and administrator; accounting, legal, and administrative services are not reflected in the financial statements as these services are provided by the Company without charge to the Plan. The Company has appointed William G. Cornely, George M. Harmanis and Janelle R. Mikusa as the Plan's trustees. Effective July 19, 2001, Michael P. Glimcher was appointed trustee of the Plan to replace Janelle R. Mikusa who was removed as one of the Plan's trustees on February 23, 2001.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles.

Contributions to the Plan

         Contributions from participating employees are accrued on a monthly basis as the employer makes payroll deductions from Plan participants. Contributions from the employer are determined monthly based on the employer matching formula as defined in the Plan description.

Payment of Benefits

         Benefits are recorded when paid.

Investment Valuation

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method. The net appreciation or depreciation in the fair value of the Plan's investments consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

         Cash and cash equivalents include short-term, highly liquid investments with an original maturity of three months or less. Cost approximates market value.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


3.       TAX STATUS

         The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under Section 501(a). The Plan was amended effective January 1, 1999 and was submitted to the IRS for a favorable determination letter. The Plan administrator believes that the Plan continues to be designed and operated in compliance with applicable requirements of the IRC. On February 26, 2002, an application to amend the Plan was submitted to the IRS. In conjunction with the February 26, 2002 application, the Plan has also requested a favorable determination letter related to the amended Plan.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2001 and 2000:

                                                                                    2001                   2000
                                                                                    ----                   ----
         Net assets available for benefits per the financial
           statements..................................................          $ 3,881,833           $ 3,124,186
         Receivables not included in the Form 5500 ....................              (88,393)              (76,736)
                                                                                 -----------           -----------
         Net assets available for benefits per the Form 5500 ..........          $ 3,793,440           $ 3,047,450
                                                                                 ===========           ===========

5.       INVESTMENTS

         Investments which account for more than 5.0% of the Plan's net assets as of December 31, 2001 and 2000 were as follows:

                                                                                       2001                2000
                                                                                       ----                ----
         Glimcher Realty Trust Common Stock.................................     $   1,160,511         $    568,701
         Manulife 500 Index Fund............................................           397,772              343,373
         Manulife Fidelity Advisor Dividend Growth..........................           298,198              264,795
         Manulife AIM Constellation Fund....................................           216,599              252,293
         Manulife Lifestyle Funds...........................................         1,022,585            1,015,196

6.       NON PARTICIPANT DIRECTED INVESTMENT

         Information about the net assets and significant components of the changes in net assets relating to the non participant directed investment is as follows:

                                                                                             DECEMBER 31,
                                                                                 ----------------------------------
                                                                                      2001                 2000
                                                                                      ----                 ----
Net Assets:
         Cash and cash equivalents............................................   $          54         $      2,675
         Common Stock ........................................................       1,160,511              568,701
         Employer contribution receivable.....................................          58,761               54,861
         Dividend and interest receivable.....................................          29,632               21,875
                                                                                 -------------         ------------
             Non Participant directed investment..............................   $   1,248,958         $    648,112
                                                                                 =============         ============

                                                                                             YEAR ENDED
                                                                                             DECEMBER 31,
                                                                                 ----------------------------------
                                                                                      2001                 2000
                                                                                      ----                 ----
Changes in Net Assets:
    Contributions.............................................................   $     267,058         $    248,086
    Dividends and interest....................................................         107,410               72,900
    Net appreciation (depreciation) ..........................................         366,645              (21,006)
    Forfeitures...............................................................         (27,613)             (19,882)
     Benefits paid to participants............................................        (112,654)             (35,272)
                                                                                 -------------         ------------
                                                                                 $     600,846         $    244,826
                                                                                 =============         ============

7.       TRANSACTIONS WITH PARTIES-IN-INTEREST

         The Plan purchased Company Shares at a cost of $180,639 and $248,086 in 2001 and 2000, respectively. The Plan sold Company Shares with a cost of $93,521 and $38,056 in 2001 and 2000, respectively.

         Through December 19, 2001, certain Plan investments are managed by Salomon Smith Barney. Salomon Smith Barney is the investment advisor as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Effective December 19, 2001, Merrill Lynch replaced Salomon Smith Barney as the Plan's investment advisor.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2001


    IDENTITY OF ISSUE, BORROWER,                                                                          CURRENT
      LESSOR, OR SIMILAR PARTY                   DESCRIPTION OF INVESTMENT                   COST          VALUE
  -----------------------------------------------------------------------------------------------------------------
  Manulife Financial *               Manulife Money Market Fund                                          $   69,941
  Manulife Financial *               Manulife Dreyfus Premier Core Bond Fund                                 95,047
  Manulife Financial *               Manulife Putnam Global Equity Fund                                      87,089
  Manulife Financial *               Manulife Balanced Fund                                                  78,944
  Manulife Financial *               Manulife 500 Index Fund                                                397,772
  Manulife Financial *               Manulife Fidelity Advisor Dividend Growth Fund                         298,198
  Manulife Financial *               Manulife T. Rowe Price International Stock Fund                         61,509
  Manulife Financial *               Manulife Lord Abbett Developing Growth Fund                             97,322
  Manulife Financial *               Manulife AIM Constellation Fund                                        216,599
  Manulife Financial *               Manulife Select Twenty Growth Fund                                     141,067
  Manulife Financial *               Manulife Lifestyle Funds                                             1,022,585
  Glimcher Realty Trust*             Glimcher Realty Trust Common Stock                    $769,669       1,160,511
  Participant Loans*                  6.50 % to 10.50 % interest rates, maturing
                                           August 2002 through September 2006                66,801          66,801


   *Indicates transaction is with a party-in-interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                                                                  CURRENT VALUE OF
                                                        PURCHASE   SELLING   EXPENSES   COST OF       ASSET ON        NET GAIN OR
IDENTITY OF PARTY INVOLVED     DESCRIPTION OF ASSET      PRICE      PRICE    INCURRED    ASSET    TRANSACTION DATE      (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
Glimcher Realty Trust         Common Shares -           $180,639                        $180,639      $180,639
                              3 separate transactions
Glimcher Realty Trust         Common Shares -                      $95,162              $ 93,521      $ 95,162          $1,641
                              6 transactions


                                INDEX TO EXHIBIT


 EXHIBIT NO.    DESCRIPTION                                               PAGE
 -----------    -----------                                               ----
     23         Consent of Independent Accountants....................     14